EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

		Quarter		Six months
		ended June 30,		ended June 30,
(in millions)	2010	2009	2010	2009

Earnings including interest on deposits (1):
Income before income tax expense	$4,659	4,724	8,660	9,365
Less: Net income from noncontrolling interests	83	77	136	121

Income before income tax expense and noncontrolling interests	4,576	4,647	8,524	9,244
Fixed charges	2,131	2,665	4,332	5,732

	6,707	7,312	12,856	14,976

Fixed charges (1):
Interest expense	2,023	2,537	4,101	5,474
Estimated interest component of net rental expense	108	128	231	258

	2,131	2,665	4,332	5,732

Ratio of earnings to fixed charges (2)	3.15	2.74	2.97	2.61

Earnings excluding interest on deposits:
Income before income tax expense and noncontrolling interests	4,576	4,647	8,524	9,244
Fixed charges	1,417	1,708	2,883	3,776

	5,993	6,355	11,407	13,020

Fixed charges:
Interest expense	2,023	2,537	4,101	5,474
Less: Interest on deposits	714	957	1,449	1,956
Estimated interest component of net rental expense	108	128	231	258

	$1,417	1,708	2,883	3,776

Ratio of earnings to fixed charges (2)	4.23	3.72	3.96	3.45

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.